Exhibit 99.2

IROBOT CORPORATION
RESTRICTED STOCK UNIT AWARD AGREEMENT
(INDUCEMENT AWARD)

Name of Grantee: Jeff Engel
No. of Restricted Stock Units: 188,955
Grant Date: September 6, 2024

iRobot Corporation (the “Company”) hereby grants an award of the number of Restricted Stock Units listed above (an “Award”) to the Grantee named above. Each Restricted Stock Unit shall relate to one share of Common Stock, par value $0.01 per share (the “Stock”) of the Company. This Award is not issued under the Company’s 2018 Stock Option and Incentive Plan, as amended through the date hereof (the “Plan”), and does not reduce the share reserve under the Plan. However, for purposes of interpreting the applicable provisions of this Award, the terms and conditions of the Plan (other than those applicable to the share reserve) shall govern and apply to this Award as if this Award had actually been issued under the Plan. This Award has been granted as an inducement pursuant to Rule 5635(c)(4) of the Marketplace Rules of The NASDAQ Stock Market LLC (“NASDAQ”), and consequently is intended to be exempt from the NASDAQ rules regarding stockholder approval of equity compensation plans.
1.Restrictions on Transfer of Award. This Award may not be sold, transferred, pledged, assigned or otherwise encumbered or disposed of by the Grantee, and any shares of Stock issuable with respect to the Award may not be sold, transferred, pledged, assigned or otherwise encumbered or disposed of until (i) the Restricted Stock Units have vested as provided in Paragraph 2 of this Agreement and (ii) shares of Stock have been issued to the Grantee in accordance with the terms this Agreement.
2.Vesting of Restricted Stock Units. The restrictions and conditions of Paragraph 1 of this Agreement shall lapse on the Vesting Date or Dates specified in the following schedule so long as the Grantee remains an employee of the Company or a Subsidiary on such Dates. If a series of Vesting Dates is specified, then the restrictions and conditions in Paragraph 1 shall lapse only with respect to the number of Restricted Stock Units specified as vested on such date.

Incremental (Aggregate) Number of Restricted Stock Units Vested	Vesting Date
62,985 (33.33%)	September 6, 2025
125,970 (66.66%)	September 6, 2026
188,955 (100%)	September 6, 2027
The Administrator may at any time accelerate the vesting schedule specified in this Paragraph 2.

3.Termination of Employment. If the Grantee’s employment with the Company and its Subsidiaries terminates for any reason (including death or disability) prior to the satisfaction of the vesting conditions set forth in Paragraph 2 above, any Restricted Stock Units that have not vested as of such date shall automatically and without notice terminate and be forfeited, and neither the Grantee nor any of his or her successors, heirs, assigns, or personal representatives will thereafter have any further rights or interests in such unvested Restricted Stock Units.
4.Issuance of Shares of Stock. As soon as practicable following each Vesting Date (but in no event later than two and one-half months after the end of the year in which the Vesting Date occurs), the Company shall issue to the Grantee the number of shares of Stock equal to the aggregate number of Restricted Stock Units that have vested pursuant to Paragraph 2 of this Agreement on such date and the Grantee shall thereafter have all the rights of a stockholder of the Company with respect to such shares.
5.Incorporation of Plan. As set forth above, this Award is not granted pursuant to the Plan. However, for purposes of interpreting the provisions of this Award, the terms and conditions of the Plan (other than those applicable to the share reserve, but, including the powers of the Administrator set forth in Section 2 of the Plan) shall govern and apply to this Award as if this Award had actually been issued under the Plan. Capitalized terms in this Agreement shall have the meaning specified in the Plan, unless a different meaning is specified herein.
6.Clawback Policy. This Award shall be subject to the Company’s clawback policy, as in effect from time to time.
7.Tax Withholding. In the event that the Company is required to withhold taxes from the Grantee for taxable compensation relating to the issuance of shares of Stock in connection with this Award, the Company shall cause its transfer agent or any manager of Plan benefits to sell from the number of shares of Stock to be issued to the Grantee, the minimum number of shares of Stock necessary to satisfy the Federal, state and local taxes required by law to be withheld from the Grantee on account of such event along with any applicable third-party commission; provided, however, that in the event that this method is unavailable for any reason, the Grantee will be required to satisfy his or her tax withholding obligations with respect to this Award in another manner permitted by the Plan. The Company shall use the proceeds from such sale to satisfy the Grantee’s tax withholding obligation. Notwithstanding the foregoing, during any period of time during which the Grantee is a director or executive officer of the Company and/or subject to the reporting requirements of Section 16 of the Exchange Act, the preceding sentences shall have no force or effect and the Grantee will be required to satisfy his or her tax withholding obligations with respect to this Award in another manner permitted by the Plan.
8.Section 409A of the Code. This Agreement shall be interpreted in such a manner that all provisions relating to the settlement of the Award are exempt from the requirements of Section 409A of the Code as “short-term deferrals” as described in Section 409A of the Code.
9.No Obligation to Continue Employment. Neither the Company nor any Subsidiary is obligated by or as a result of the Plan or this Agreement to continue the Grantee in employment and neither the Plan nor this Agreement shall interfere in any way with the right of the Company or any Subsidiary to terminate the employment of the Grantee at any time.

10.Integration. This Agreement constitutes the entire agreement between the parties with respect to this Award and supersedes all prior agreements and discussions between the parties concerning such subject matter.
11.Data Privacy Consent. In order to administer the Plan and this Agreement and to implement or structure future equity grants, the Company, its subsidiaries and affiliates and certain agents thereof (together, the “Relevant Companies”) may process any and all personal or professional data, including but not limited to Social Security or other identification number, home address and telephone number, date of birth and other information that is necessary or desirable for the administration of the Plan and/or this Agreement (the “Relevant Information”). By entering into this Agreement, the Grantee (i) authorizes the Company to collect, process, register and transfer to the Relevant Companies all Relevant Information; (ii) waives any privacy rights the Grantee may have with respect to the Relevant Information; (iii) authorizes the Relevant Companies to store and transmit such information in electronic form; and (iv) authorizes the transfer of the Relevant Information to any jurisdiction in which the Relevant Companies consider appropriate. The Grantee shall have access to, and the right to change, the Relevant Information. Relevant Information will only be used in accordance with applicable law.
12.Notices. Notices hereunder shall be mailed or delivered to the Company at its principal place of business and shall be mailed or delivered to the Grantee at the address on file with the Company or, in either case, at such other address as one party may subsequently furnish to the other party in writing.

iRobot Corporation
By:
Title:
The foregoing Agreement is hereby accepted and the terms and conditions thereof hereby agreed to by the undersigned. Electronic acceptance of this Agreement pursuant to the Company’s instructions to the Grantee (including through an online acceptance process) is acceptable.

Dated:
Grantee’s Signature

Grantee’s name and address: